April 3, 2017	Mark C. Amorosi
mark.amorosi@klgates.com

T +1 202 778 9351
F +1 202 778 9100

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 123 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Ms. Bentzinger:

On behalf of EQ Advisors Trust (the “Trust”), set forth below are comments that you provided on March 16, 2017 concerning Post-Effective Amendment No. 123 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) with respect to each series of the Trust (each, a “Portfolio” and collectively, the “Portfolios”). The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on January 31, 2017 pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (“1940 Act”), and the regulations thereunder. Your comments are set forth below and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment. Drafts of the prospectuses which the Trust expects to include in its next post-effective amendment, and which incorporate the Trust’s responses to your comments, are enclosed with this letter.

Master Prospectus

1.

On the cover page of the prospectus, to avoid investor confusion, please indicate here and in the relevant summary prospectuses, the name changes from EQ/Wells Fargo Omega Growth Portfolio to AXA/ClearBridge Large Cap Growth Portfolio and from EQ/Morgan Stanley Mid Cap Growth Portfolio to AXA/Janus Enterprise Portfolio.

Response: The Trust has revised the cover page and the relevant summary prospectuses to indicate the Portfolios’ name changes.

2.	Prior to the post-effective amendment becoming effective, please file an EDGAR correspondence that includes the final fee table and expense example for each Portfolio.

Response: The Trust has enclosed with this letter a revised prospectus for each Portfolio, which includes the updated fee table and expense example for each Portfolio.

K&L GATES LLP

1601 K STREET NW     WASHINGTON     DC 20006

T +1 202 778 9000   F +1 202 778 9100   klgates.com

Elisabeth Bentzinger

April 3, 2017

3.

For any Portfolio that has adopted a Rule 35d-1 investment test and that includes derivatives in the test, please disclose that such instruments are valued on a mark to market basis rather than using notional value, for purposes of calculating compliance with the 80% policy.

Response: The Trust confirms that it currently values derivatives at mark to market value for purposes of determining compliance with a Portfolio’s 80% investment policy pursuant to Rule 35d-1. The Trust notes, however, that the SEC has not provided definitive guidance as to how to calculate the asset value of derivatives for purposes of measuring compliance with a fund’s 80% investment policy adopted pursuant to Rule 35d-1. The Trust believes that the use of notional value rather than mark to market value may be an acceptable way to value certain derivatives where a fund’s investment exposure to the underlying asset is equal to the notional value of the derivative. The Trust respectfully declines to add disclosure stating that derivatives are valued on a mark to market basis rather than notional value for purposes of calculating compliance with a Portfolio’s 80% investment policy.

4.

For any Portfolio that invests in underlying funds and has a Rule 35d-1 investment test, please add disclosure indicating that the Portfolio will consider the investments of the underlying funds when determining compliance with its own names rule policy.

Response: In the adopting release to Rule 35d-1, the SEC stated that “[i]n appropriate circumstances…an investment company [may] include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” The Trust is not aware of any specific requirement under the federal securities laws or a formal SEC position requiring an investment company to “look through” to the securities held by an underlying fund when determining the investment company’s compliance with Rule 35d-1 under the 1940 Act. Therefore, the Trust respectfully declines to add a statement indicating that a Portfolio will consider the investments of the underlying funds in determining its compliance with Rule 35d-1 under the 1940 Act.

5.

Please explain supplementally whether any Portfolio may invest in contingent convertible securities (or “CoCos”) as a principal investment strategy. The staff may have additional disclosure comments based on the response.

Response: The Portfolios do not invest in contingent convertible securities as a principal strategy.

6.	With respect to the AXA/Franklin Balanced Managed Volatility Portfolio, please disclose that the fund will not invest more than 15% of its assets in CLOs, CDOs and CMOs.

Response: The Trust will disclose in its Statement of Additional Information that, as a non-fundamental policy, each Portfolio, except the DoubleLine Opportunistic Bond Portfolio and the Multimanager Core Bond Portfolio, will not invest more than 15% of its assets in

Elisabeth Bentzinger

April 3, 2017

collateralized debt obligations or non-agency collateralized mortgage obligations. Each of the DoubleLine Opportunistic Bond Portfolio and the Multimanager Core Bond Portfolio may invest in such instruments as a principal strategy, including in an amount greater than 15% of its net assets. The Trust believes that there is an active market or other relevant measures of liquidity for many, if not most, of the instruments in which these Portfolios invest, but limits investments in illiquid securities to no more than 15% of a Portfolio’s net assets. The Trust has enhanced the risk disclosure for DoubleLine Opportunistic Bond Portfolio and Multimanager Core Bond Portfolio to include collateralized debt obligations and collateralized mortgage obligations risk in the prospectus summary. The Trust also notes that as disclosed in the Statement of Additional Information, no Portfolio intends to purchase any security if, as a result, more than 15% of its net assets would be invested in illiquid securities.

7.	For each Portfolio that is subject to Real Estate Investing Risk, please disclose any principal risks associated with investments in subprime mortgages.

Response: The Trust has revised Real Estate Investing Risk in the summary and statutory risks to include the following disclosure: “The risk of defaults is generally higher in the case of mortgage pools that include subprime mortgages involving borrowers with blemished credit histories.” The Trust notes that the risk factor for Mortgage-Backed and Asset-Backed Securities Risk currently includes a discussion of subprime risk.

8.

With respect to the AXA/Janus Enterprise Portfolio (page 91), there has been a change in the 80% investment policy for this fund. Please confirm supplementally that shareholders received at least 60 days’ notice regarding the change to the Rule 35d-1 policy, as required by Rule 35d-1.

Response: The Trust confirms that shareholders of the Portfolio received at least 60 days’ notice regarding the change to the Portfolio’s 80% investment policy.

9.

The AXA/Janus Enterprise Portfolio includes Real Estate Investing Risk as a principal investment risk, but does not disclose a corresponding principal strategy; please reconcile the disclosure so that it is consistent.

Response: The Trust has revised the prospectus summary for the AXA/Janus Enterprise Portfolio to include investments in real estate investment trusts (“REITs”) as a principal strategy, to correspond to the principal risk disclosure related to such investments.

10.

For the AXA/Morgan Stanley Small Cap Growth Portfolio and the EQ/Emerging Markets Equity Plus Portfolio, please include the risks associated with employing an index strategy, since a portion of each Portfolio seeks to invest in accordance with an index.

Elisabeth Bentzinger

April 3, 2017

Response: The Trust has included “Index Strategy Risk” in the prospectus summary for these Portfolios, as follows:

The Portfolio employs an index strategy, that is, it generally invests in the securities included in its index or a representative sample of such securities regardless of market trends. The Portfolio generally will not modify its index strategy to respond to changes in the economy, which means that it may be particularly susceptible to a general decline in the market segment relating to the relevant index. In addition, although the index strategy attempts to closely track its benchmark index, the Portfolio may not invest in all of the securities in the index. Also, the Portfolio’s fees and expenses will reduce the Portfolio’s returns, unlike those of the benchmark index. Cash flow into and out of the Portfolio, portfolio transaction costs, changes in the securities that comprise the index, and the Portfolio’s valuation procedures also may affect the Portfolio’s performance. Therefore, there can be no assurance that the performance of the index strategy will match that of the benchmark index.

11.	For the EQ/Common Stock Index Portfolio, please include the risks associated with employing an index strategy, since the Portfolio seeks to invest in accordance with an index.

Response: The Trust has included “Index Strategy Risk” in the prospectus summary for the Portfolio, as set forth in comment 10 above.

12.

The Multimanager Technology Portfolio is non-diversified. In the risk discussion, please summarize the risks of investing in a non-diversified fund, per Item 4(b)(1)(iv) of Form N-1A. Please apply this comment to all non-diversified Portfolios in the prospectus.

Response: The Trust has modified “Focused Portfolio Risk” in the prospectus summary for this Portfolio and for each Portfolio of the Trust that operates as non-diversified as follows:

The Portfolio employs a strategy of investing in the securities of a limited number of companies, some of which may be in the same industry, sector or geographic region. As a result, the Portfolio, which is classified as “non-diversified,” may incur more risk because changes in the value of a single security may have a more significant effect, either positive or negative, on the Portfolio’s net asset value. Further, the Portfolio may be more sensitive to events affecting a single industry, sector or geographic region. The use of such a focused investment strategy may increase the volatility of the Portfolio’s investment performance, as the Portfolio may be more susceptible to risks associated with a single economic, political or regulatory event than a portfolio that is more broadly invested.

13.

For the EQ/Global Bond PLUS Portfolio, the “Payments to Broker-Dealers and Other Intermediaries” paragraph is missing from the summary. The same paragraph appears twice in the summary for the EQ/Intermediate Government Bond Portfolio.

Elisabeth Bentzinger

April 3, 2017

Response: The Trust has added the paragraph to the prospectus summary for EQ/Global Bond PLUS Portfolio and deleted the duplicative paragraph from the summary for EQ/Intermediate Government Bond Portfolio.

14.

On page 278, in the section describing the expense limitation agreement, please revise the disclosure regarding reimbursements to clarify that the recapture provision is limited to the lesser of (1) the expense cap in effect at the time of waiver and (2) the expense cap in effect at the time of recapture. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response: The Trust has revised the disclosure as follows:

The Adviser may be reimbursed the amount of any such payments and waivers in the future provided that the payments or waivers are reimbursed within three years of the payment or waiver being made and the combination of the Portfolio’s expense ratio and such reimbursements does not exceed the Portfolio’s expense cap at the time of the waiver or the Portfolio’s expense cap at the time of the reimbursement, whichever is lower. If the actual expense ratio is less than the expense cap and the Adviser has recouped any eligible previous payments made, the Portfolio will be charged such lower expenses.

15.

In the section “More information on strategies, risks and benchmarks” (beginning on page 280), please state each Portfolio’s investment objective and whether it is fundamental or can be changed without shareholder approval. See Item 9(a) of Form N-1A. In the disclosure provided in response to Item 9(b) of Form N-1A, please clearly distinguish the risks that are principal from the risks that are not principal with respect to each Portfolio, perhaps with the use of a chart. Alternatively, please move all non-principal risks to the Statement of Additional Information (“SAI”). See Instruction C.3(b) to the General Instructions of Form N-1A and Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014).

Response: The section “More information on strategies, risks and benchmarks” discloses that “[a]s described in this Prospectus, each Portfolio has its own investment objective(s), policies and strategies” and that “[t]he investment objective of each Portfolio may be changed without shareholder approval.” The Trust notes that, as required by Form N-1A, the Portfolios’ principal risks are identified in the summary prospectuses. The Portfolios’ principal risks, as well as additional information associated with the Portfolios’ principal risks, are described within the statutory prospectus. The “More information on strategies, risks and benchmarks” section of the statutory prospectus affirms that the Portfolios’ principal risks are discussed in the summary prospectuses. Because General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus,” the Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal risk in response to Item 9(b). Therefore, the Trust respectfully declines to make any further revisions.

Elisabeth Bentzinger

April 3, 2017

16.

In the disclosure provided in response to Item 9(b) of Form N-1A, please disclose any policy by any Portfolio to concentrate in securities of issuers in a particular industry or group of industries. Please see Instruction 4 to Item 9(b) of Form N-1A.

Response: The Trust has added disclosure in the prospectus for each Portfolio that has a policy to concentrate in a particular industry or group of industries, in the section titled “More information on strategies, risks and benchmarks,” as follows:

Master Prospectus:

Concentration Policies

Multimanager Technology Portfolio will concentrate its investments in the related group of industries consisting of the technology industries (e.g., computers, electronics (including hardware and components), communications, software, e-commerce, information service, biotechnology, chemical products and synthetic materials, and defense and aerospace industries).

1290 VT Portfolios Prospectus:

Concentration Policies

The 1290 VT Energy Portfolio will concentrate its investments in companies engaged in activities in the energy group of industries. The 1290 VT Natural Resources Portfolio will concentrate its investments in the natural resources group of industries. The 1290 VT Real Estate Portfolio will concentrate its investments in the real estate group of industries.

17.	Please apply the comments provided for the EQ Advisor Trust master prospectus to the other prospectuses as applicable, including noting the name changes on the cover page.

Response: The Trust will apply the changes to the other prospectuses, as applicable, including noting the name changes on the cover page.

1290 VT Portfolios Prospectus

18.

With respect to the 1290 VT Socially Responsible Portfolio, the staff notes that the summary prospectus (page 26) states “Companies that MSCI determines have significant involvement in the following businesses are not eligible for the Underlying Index: alcohol, tobacco, gambling, civilian firearms, nuclear power, military weapons, adult entertainment and genetically modified organisms.” A company may not have significant involvement in the enumerated businesses, yet still not be a socially responsible company. Please explain what is meant by “positive environmental, social and governance (‘ESG’) characteristics” and describe with specificity the criteria used to identify socially responsible companies.

Elisabeth Bentzinger

April 3, 2017

Response: The summary prospectus for the 1290 VT Socially Responsible Portfolio has been revised to include a description of the criteria used to identify socially responsible companies for purposes of inclusion in the MSCI KLD 400 Social Index.

19.

With respect to the 1290 VT Socially Responsible Portfolio, please also disclose the number of components in the index, how the components are weighted, and the rebalancing and reconstitution process of the index.

Response: The summary prospectus for the 1290 VT Socially Responsible Portfolio has been revised to disclose the requested information.

20.

With respect to the 1290 VT Socially Responsible Portfolio, the prospectus summary states that “The Sub-Adviser may use a representative sampling indexing strategy to manage the Portfolio.” Please also describe what is meant by a replication strategy, since it is implied here that either replication or sampling could be used.

Response: The prospectus summary for 1290 VT Socially Responsible Portfolio has been revised as follows:

Generally, the Sub-Adviser uses a replication indexing strategy to manage the Portfolio, although in certain instances the Sub-Adviser may use a representative sampling indexing strategy to manage the Portfolio. “Replication” is an indexing strategy that involves holding each security in the Underlying Index in approximately the same weight that the security represents in the Underlying Index. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the Underlying Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Underlying Index. The Portfolio may or may not hold all of the securities in the Underlying Index.

21.

With respect to the 1290 VT Socially Responsible Portfolio, the prospectus summary states “The Portfolio generally invests at least 90% of its assets in securities of the Underlying Index and in depositary receipts representing securities of the Underlying Index.” Please clarify in the disclosure whether the strategy is 90% of total assets or 90% of net assets, plus the amount of any borrowings.

Response: The Trust has revised the disclosure to clarify that the strategy is at least 90% of total assets.

Elisabeth Bentzinger

April 3, 2017

22.

With respect to the 1290 VT Socially Responsible Portfolio, the prospectus summary states “The Portfolio generally invests at least 90% of its assets in securities of the Underlying Index …” The staff believes the better approach for compliance with Section 35(d) of the Investment Company Act of 1940 is for a fund to have its investment test be based directly on the type of its investments in its name - e.g., socially responsible investments.

Response: As disclosed in its prospectus, the 1290 VT Socially Responsible Portfolio pursues an index investing strategy and seeks to track the performance of MSCI KLD 400 Social Index. The prospectus further describes the screening process of MSCI for including companies in the index. The disclosure makes clear that it is the index provider that sets the criteria for companies that are included in the index and includes a description of the criteria. The Trust submits that the disclosure is appropriate and does not render the Portfolio’s name misleading, but instead includes a reasonable definition of “socially responsible” companies.

23.

The prospectus summary for the 1290 VT Socially Responsible Portfolio states that the Portfolio may invest in money market funds. Please include risks of investing in other investment companies, including risks associated with investing in affiliated investment companies.

Response: The Trust has included a corresponding risk factor addressing the risks of investments in money market funds. The Trust notes that the statutory prospectus discloses that the Portfolios of the Trust may invest uninvested cash in money market funds, including money market funds managed by the Adviser, and discloses the risks of investing in other investment companies and the risks associated with investing in affiliated investment companies. The Trust submits that this risk disclosure is appropriate given the Portfolio’s investment strategies.

24.	On page 74 of the prospectus, please update the section discussing administrative fees to reflect the current name of each Portfolio.

Response: The Trust has updated the section discussing administrative fees accordingly.

“Fund of Funds” Prospectus: AXA Strategic Allocation Series Portfolios - All Asset Allocation Series Portfolios - AXA/Franklin Templeton Allocation Managed Volatility Portfolio

25.	With respect to the All Asset Growth - Alt 20 Portfolio, please describe the specific alternative investments in which the Portfolio may invest.

Elisabeth Bentzinger

April 3, 2017

Response: The prospectus summary for the All Asset Growth - Alt 20 Portfolio describes the alternative investments in which the Portfolio may invest and states that such investments include “convertible securities, investments in certain industries or sectors (e.g., infrastructure), Underlying ETFs that invest in commodities and other instruments that derive their value from natural resources, the 1290 VT Natural Resources Portfolio, the 1290 VT Real Estate Portfolio and other instruments that derive their value from real estate, and the 1290 VT GAMCO Mergers & Acquisitions Portfolio.”

26.

Alternative investments should fall into one of three categories: (1) non-traditional asset classes (for example, currencies); (2) non-traditional strategies (such as long/short equity positions); and/or (3) less liquid assets (such as private debt). Please see note 39 of Investment Company Release No. 32314, Investment Company Reporting Modernization (Oct. 13, 2016). Please explain supplementally if the Portfolio’s alternative investments do not fall within these three categories.

Response: The SEC has recognized that there is no clear definition of “alternative.” Note 39 of Investment Company Release No. 32314, Investment Company Reporting Modernization (Oct. 13, 2016) states “While there is no clear definition of “alternative” in the fund industry, an alternative fund is generally understood to be a fund whose primary investment strategy falls into one or more of the three following categories: (1) non-traditional asset classes (for example, currencies); (2) non-traditional strategies (such as long/short equity positions); and/or (3) less liquid assets (such as private debt).” [Emphasis added.] While acknowledging that there is no clear definition of “alternative,” the Trust believes that the alternative investments of the All Asset Growth - Alt 20 Portfolio fall into the first two general categories cited in Release No. 32314.

27.

Each of the All Asset Allocation Series Portfolios includes Derivatives, Futures Contract, Inflation-indexed Bond and Leveraging Risk in its prospectus summary. It appears that these risks were added, but do not correspond to any principal strategy. Please reconcile the disclosure.

Response: The prospectus summary for each of All Asset Growth - Alt 20 Portfolio, All Asset Aggressive - Alt 25 Portfolio, All Asset Aggressive - Alt 50 Portfolio and All Asset Aggressive - Alt 75 Portfolio has been revised to reference each Portfolio’s investments in derivatives and inflation-indexed bonds through investments in Underlying ETFs.

28.

Special Situations Risk appears in the prospectus summary of each of the All Asset Allocation Series Portfolios except the All Asset Growth - Alt 20 Portfolio. Please confirm that this omission is intentional.

Response: The Trust respectfully submits that the prospectus summary for All Asset Growth - Alt 20 Portfolio that was filed as part of the Post-Effective Amendment includes Special Situations Risk on page 43 of the prospectus.

Elisabeth Bentzinger

April 3, 2017

29.

The prospectus summary for AXA/Franklin Templeton Allocation Managed Volatility Portfolio includes a risk factor for investments in ETFs that does not appear to correspond to a principal strategy. Please reconcile the disclosure.

Response: The Trust has deleted the risk factor for investments in ETFs from the prospectus summary for AXA/Franklin Templeton Allocation Managed Volatility Portfolio, as investing in ETFs is not a principal investment strategy of the Portfolio.

30.	In the section titled “Information Regarding the Underlying Portfolios and Underlying ETFs,” please update the chart to reflect the Portfolios’ name changes.

Response: The Trust has updated the chart to reflect the Portfolios’ name changes.

Statement of Additional Information

31.

Regarding the discussion of the concentration policy in Notations Regarding the Portfolios’ Fundamental Restrictions (page 8), the SEC’s position is that concentration involves the investment of more than 25%, rather than “that investment of 25% or more” of a fund’s assets. The language in the discussion differs from Form N-1A.

Response: The Trust notes that the disclosure was included in two proxy statements that were filed with the SEC. The Trust submits that the disclosure is not in contravention of the SEC’s position and respectfully declines to revise the disclosure.

32.

Regarding the discussion of the concentration policy in Notations Regarding the Portfolios’ Fundamental Restrictions (page 8), please revise the explanatory note to state that the Portfolios will consider the investments of the investment companies and other investment vehicles in which they invest when determining compliance with the fundamental restriction on concentration.

Response: The Trust is not aware of a requirement to “look through” underlying investment companies in which a Portfolio invests for purposes of administering its concentration policy. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

33.

Please provide the information required by Items 25(a)(3) and 25(b) of Form N-1A. If the response is that no such amounts are paid to the underwriter, then please explain supplementally how amounts are paid to selling firms if not through the underwriter.

Response: The compensation received by the principal underwriter from the Portfolios is disclosed in the SAI in the section titled “The Distributor.” The Trust does not pay the Distributor any underwriting commissions for the sale of fund shares, and therefore Item 25(a)(3) of Form N-1A is not applicable. The Distributor does not receive any underwriting discounts and commissions, compensation on redemptions and repurchases, or

Elisabeth Bentzinger

April 3, 2017

brokerage commissions, as referenced in Item 25(b) of Form N-1A. Disclosure describing “other compensation” as referenced in Item 25(b) appears in the section “The Distributor” in the SAI in tabular format. The table shows the amounts paid by the Class IA and Class IB shares of each listed Portfolio for the Distributor pursuant to the Rule 12b-1 Distribution Plans for the fiscal year ended December 31, 2016. This information is responsive to both Item 19(g) and Item 25(b) of Form N-1A.

34.	Please confirm that the information in the table of 12b-1 fees and the table of affiliated broker transactions will be updated in a post-effective amendment.

Response: The Trust confirms that the information in the table of 12b-1 fees and the table of affiliated broker transactions will be updated in its next post-effective amendment.

35.	In, Appendix C, with respect to new portfolio managers, please provide information as of the most recent practicable date for other accounts managed and ownership of fund shares.

Response: The Trust will provide in its next post-effective amendment the information for other accounts managed and ownership of fund shares as of the most recent practicable date with respect to new portfolio managers.

*         *          *         *         *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.
Anthony Geron, Esq.
Kiesha T. Astwood-Smith, Esq.
AXA Equitable Funds Management Group, LLC

Fatima Sulaiman, Esq.
K&L Gates LLP